SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 16, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 16, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   December 16, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Form 20-F, File No. 0-50634

Trade Symbol:

   TSX:

       TNX

   AMEX:  TRE

Corporate Office:

Vancouver Office:

93 Benton Hill Road

Suite 1400 – 355 Burrard Street

Sharon, CT  06069

Vancouver, B.C.  V6C 2G8

Tel:  (860) 364-1830

Toll Free: 1-800-811-3855

Fax:  (860) 364-0673

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  December 16, 2005

Tan Range Chairman Agrees to Reprice Third Tranche of $3 Million Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair has agreed to reprice the third tranche of the private placement.  As announced on January 13, 2005, Mr. Sinclair agreed to purchase common shares of the Corporation representing an aggregate value of $3,000,000. Such shares are to be purchased in 8 quarterly tranches of $375,000 each, commencing February 1, 2005.

Since the announcement of Mr. Sinclair’s intention to proceed with the third tranche, Tan Range’s share price has increased meaningfully.  Tan Range and Mr. Sinclair have agreed to reprice the third tranche to reflect the current share price.  The third tranche will consist of 90,405 common shares of the Corporation having a purchase price of $4.148 per share for proceeds totaling $375,000.  The purchase price reflects the weighted average trading price of the Corporation’s shares for the five consecutive trading days for the period ended December 14, 2005.  The third tranche private placement has now closed.

Inclusive of the proceeds of the $375,000 third tranche private placement, Mr. Sinclair’s total share placements to date aggregate $7,025,000.

In addition to the $375,000 third tranche private placement, the Company has received to date an additional $517,125 from Mr. Sinclair representing payment in advance of future tranche private placements, which are subject to regulatory approval.

The private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.

Each tranche is subject to regulatory approval.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange nor American Stock Exchange have not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.